

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 28, 2010

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

     Re: **BAETA Corp.**
              Response letter dated April 19, 2010
              File No. 333-154243

Dear Mr. Pushkantser:

We have limited our review of your response letter to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 32

1.   Please expand your proposed revisions in response to prior comment 1 to clarify which group of shares mentioned in note 10 is being offered for resale by Dr. Bekker. Ensure that your revised disclosure regarding other selling stockholders who are not offering for resale all of the shares they beneficially own clearly identifies which group of shares are being offered for resale.

Description of Securities, page 55

2.   We note the "Issuance of Promissory Note and Warrant" transaction included in your proposed disclosure. In an appropriate section of your prospectus, please disclose the material terms of the note you mention. For example, disclose the

applicable interest rate and maturity date of the note. Also, we note that per the Form D you mention, the note is convertible; therefore, please disclose the conversion terms. Please file the note as an exhibit.

Item 15. Recent Sales of Unregistered Securities, page 86

3.	We note your proposed revisions in response to prior comment 10. Please reconcile your proposed revisions in this section and in the notes to your financial statements regarding the number of shares issued in the transactions that you say occurred on November 29, 2009.

Exhibit 23.1

4.	Please include a currently dated and signed consent from your independent auditors with your next amendment.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm